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                                   EXHIBIT 18

                              FORM OF SENECA FUNDS
                                RULE 18F-3 PLAN

                                    RECITALS

        A. Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the board of directors or trustees of an investment company wishing to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

        B. Seneca Funds (the "Trust"), a Delaware business trust, is an open-end, management investment company of the series type and is so registered under the 1940 Act and intends initially to offer shares in the four series, identified on Schedule A hereto (each a "Fund" and collectively, the "Funds").

        C. The Trust proposes to establish two classes of shares of each of the Initial Funds, to be known as the "Administrative Shares" and the "Institutional Shares" of each Fund. The principal differences in distribution arrangements, other services, and expenses between Administrative Shares and Institutional Shares, and the exchange features of each class, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of the Trust and each series of the Trust, by action of the Trustees of the Trust (the "Trustees"), acting as a body (the "Board").

        D. The Trustees, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act), have determined as to each Fund that the following plan is in the best interests of each class of shares of such Fund individually and such Fund as a whole.

                                      PLAN

        1.     Differences in Distribution Arrangements.

               a. Institutional Shares will be sold directly by the Funds' Distributor to institutional investors such as pension and profit sharing plans, other employee benefit trusts, endowments, foundations, and corporations. Sales will generally be subject to specified minimum initial purchase amounts at a significantly higher level than are Administrative Shares.

               b. Administrative Shares may be offered through broker-dealers and financial institutions who hold Administrative Shares for the benefit of their customers to participant-directed employee benefit plans, to individual retirement accounts, and directly to individual investors by the Funds' Distributor. To compensate the Funds' Distributor(s) for distributing Administrative Shares to such investors, including making payments to broker-dealers, retirement plan administrators, and financial services


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companies, and for incurring other expenses in connection with such distribution and providing shareholder and administrative services described below, the Funds will pay a distribution fee of 0.25% per annum of the average daily net asset value of Administrative Shares to the Funds' Distributor(s) in accordance with a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

        2. Differences in Services. Beneficial owners of Administrative Shares will generally have smaller accounts than holders of Institutional Shares, will engage in more shareholder transactions in relation to the size of their holdings, and will require more information-, communication-, and transaction-related services, including automatic investment programs, in relation to such holdings. These services will be provided by broker-dealers, financial institutions and/or retirement plan administrators who hold Administrative Shares for the benefit of their customers, as well as by the Transfer Agent and the Distributor(s).

        3. Expense Allocation. For each Fund, the following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (a) fees under the Distribution Plan, which shall be allocated entirely to the Administrative Shares; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific class of Shares; (c) Securities and Exchange Commission and Blue Sky registration fees for sales of shares of a specific class of Shares; (d) the expense of administrative personnel and services required to effect such registrations and related activities; (e) the expense of administrative personnel and services required to support the shareholders of a specific class of Shares; (f) auditors' fees, litigation or other legal expenses relating solely to a specific class of Shares; (g) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific class of Shares; (h) expenses incurred in connection with shareholders' meetings as a result of issues relating to a specific class of Shares; and (i) accounting expenses relating solely to a specific class of Shares. The allocation of expenses between classes of Shares described above may be amended to the extent, if any, necessary to prevent such an allocation from causing a Fund to fail to satisfy any requirements necessary to obtain and rely on a private letter ruling from the Internal Revenue Service relating to the issuance of multiple classes of shares.

        4. Conversion Features. No class of Shares shall be subject to any automatic conversion into another class of Shares.

        5. Exchange Privileges. Shares of a class shall be exchangeable only for (a) shares of the same class of other Funds or other investment companies advised by GMG/Seneca Capital Management, L.P., or any successor to its business, and (b) shares of certain other investment companies specified from time to time in a Fund's prospectus for such class.

        6. Additional Information. This Plan is qualified by and subject to the terms of the current prospectus for each of the respective classes; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The prospectus for each class contains additional information about that class and the applicable Fund's multiple class structure.


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        7.     Approval by Board of Trustees. This Plan shall not take effect until it has been approved as to each Fund by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the 1940 Act) of (a) all of the Trustees of the Trust and (b) the Trustees who are not "interested persons" of the Trust.

        8. Amendments. No material amendment to this Plan shall be effective unless it is approved by the Board of Trustees in the same manner provided in Paragraph 7. The Board may determine in the future that other distribution arrangements, allocations of sales charges (if any), expenses (whether ordinary or extraordinary), or services to be provided to a class of Shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class.


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